[LETTERHEAD OF SANGHAMITRA SEN]


                                                        November 6, 2000


Dear Dr. Pratt:

I have read the disclosure in the above-referenced Registration Statement containing quotations or summarizations of remarks made by me, and I hereby consent to such quotation or summarization of my remarks as set forth therein.

Sincerely yours,

/s/ Sanghamitra Sen

Sanghamitra Sen
Senior Principal Engineer
Raytheon Infrared Operations